EMERSON™

Emerson Electric Co.
8000 West Florissant Avenue
P.O. Box 4100
St. Louis, MO 63136-8505

February 13, 2015

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:              Emerson Electric Co.
Form 10-K for Fiscal Year Ended September 30, 2014
Filed November 19, 2014
File 001-00278

Dear Mr. James:

We are responding to your comment letter dated February 3, 2015 relating to the Emerson Electric Co. Form 10-K.  For ease of reference, we have repeated the Staff’s comment before each response.

The first section of this letter addresses your remarks on embargoed country export compliance.  The second section addresses your accounting remarks.  With respect to the former, please provide any information you may have that Emerson has actually engaged in prohibited activity with respect to any embargoed country.  Emerson has a robust international trade compliance program and will take any suggestion that applicable laws were violated very seriously.

COMMENT

Form 10-K for the Fiscal Year ended September 30, 2014

General
1.	In your letter to us dated March 16, 2012, you discussed contacts with Syria and Sudan. We note that your website provides an instructional manual for a residual chlorine sensor product by Emerson Process Management and it provides a list of additional sales offices which includes Syria; your website provides a brochure for oil and gas power protection solutions for Chloride Industrial Systems which lists recent midstream projects including the Banias-Homs pipeline in Syria with SOTC as a client; and a customer success story for Emerson Network Power posted on your website states that the National Bank of Abu Dhabi leverages a full range of Avocent products and solutions, and that this bank's overseas network stretches across several countries including Sudan. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not provide disclosure about these countries in the Form 10-K.

Mr. Martin James United States Securities and Exchange Commission February 13, 2015	Page 2 of 7
Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your 2012 letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products or services provided, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

RESPONSE

The referenced manual is dated March 2006.  All references to a sales office in Syria are outdated.  Neither Emerson nor any of its subsidiaries maintains a sales office in Syria.  The outdated manual has been removed from the Company website.

The Banias Refinery project was awarded to Chloride in 2006 with final delivery in 2007 well before Emerson’s acquisition of the UK-based Chloride Group in September 2010.  The brochure has been removed from the Company website.

The Emerson Network Power “success story” order was received in November 2010 and shipped in January 2011.  The end destination and delivery for this project was located in Dubai.  We have no knowledge or indication that the products were sent to Sudan.  Please advise if you have other information.  The story, nevertheless, has been removed from the Company website.

Emerson is aware of the sanctions against Syria and Sudan and has a very robust program to insure compliance with all applicable export control and economic sanctions rules.   Moreover, Emerson has requested its non-U.S. subsidiaries to refrain from conducting legally permissible new business with the five countries that are the subject of more comprehensive U.S. export controls and economic sanctions – Cuba, Iran, North Korea, Sudan and Syria.  As was true when we wrote our March 16, 2012 letter, Emerson did not provide disclosure about these countries in the Form 10-K because contact by Emerson’s foreign subsidiaries does not exist, is immaterial to Emerson’s shareholders and business operations and all applicable laws have been complied with.

Mr. Martin James United States Securities and Exchange Commission February 13, 2015	Page 3 of 7

With respect to Sudan, a French subsidiary, Leroy Somer, had sales in fiscal 2012 of $134,000 and in fiscal 2013 of $33,000 pursuant to an agreement with ARIAB Mining.  The contract was formed in 2011 and there were no legal grounds for termination.  The orders were for spare parts, and Leroy Somer provided non-U.S. origin motors and brake equipment. That contract has been completed.  The contract and sales were conducted in accordance with U.S. law.  Leroy Somer is a foreign subsidiary and no U.S. origin items were supplied.

An Emerson Process Management subsidiary incorporated in Egypt had sales of $30,773 in fiscal 2012 relating to software license and maintenance services.  These services related to a 1999 contract with Smedvig Technologies UK in support of the Greater Nile Petroleum Operating Company.  The software and services provided were of Norwegian origin.  The contract and sales were conducted in accordance with applicable U.S. law.  The sales did not involve a U.S. incorporated company and no U.S. origin items were supplied.

A subsidiary in the United Kingdom had a sale of $2,218 to Haggar Tobacco – Sudan in fiscal 2012.  The sale involved German origin pressure transmitters that are not dual use controlled.  The sale was conducted in accordance with U.S. law.  The sale did not involve a U.S. incorporated company and the items supplied were German origin.

Emerson and its subsidiaries did not report any business with Sudan in fiscal 2014, and Emerson presently is unaware of any future anticipated business with Sudan.

With respect to Syria, Emerson subsidiaries have not reported any business with Syria since Emerson’s 2012 letter.  Emerson does not anticipate any future business in Syria.
2.
Please discuss the materiality of any contacts with Syria and Sudan described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

RESPONSE

Emerson’s contacts with Syria and Sudan have been quantitatively immaterial the past three fiscal years and the subsequent interim period, and all such contacts have been conducted in compliance with applicable law.  Emerson has no assets or liabilities associated with these countries.  Moreover, Emerson’s subsidiaries have reported no sales to Syria during the last three fiscal years.  Emerson is not aware of any sales to Syria during the interim period.  Emerson’s foreign subsidiaries reported de minimis sales to Sudan during this period, as reported above.  Emerson is not aware of any sales to Sudan during the interim period.

Mr. Martin James United States Securities and Exchange Commission February 13, 2015	Page 4 of 7

Emerson’s contacts with Syria and Sudan have been qualitatively immaterial and all such contacts have been conducted in compliance with applicable law.  Emerson has had no contacts with Syria.  Its limited contacts arose from foreign subsidiaries fulfilling legal contracts that pre-existed Emerson’s decision to restrict its foreign subsidiaries from conducting even lawful business with these embargoed countries.  Emerson has a robust compliance program in place to insure compliance with all applicable export control and economic sanctions laws.  This program helps insulate investors from any compliance and/or reputational risks that might be associated with conducting global business.
3.
Please tell us whether any contacts with Syria or Sudan you describe in response to the comments above involve products or technology that are dual use, or are listed on the Department of Commerce's Commerce Control List.

RESPONSE
No goods or services supplied to Sudan were subject to the Commerce Department’s Export Administration Regulations.  They all were of non-U.S. origin.  Based on the nature of the non-U.S. origin goods and services that were provided to Sudan, we believe that if they had been U.S.-origin they would have been classified as EAR99 under the Commerce Control List administered by the U.S. Department of Commerce, Bureau of Industry & Security.
4.
The brochure on your website for oil and gas power protection solutions for Chloride Industrial Systems lists recent upstream projects including the Darquain Oil Field in Iran, with NIOC as a client, and recent downstream projects including the Shanul, Varav, Home Gas Refinery in Iran, with NIOC as a client, and the Kharg Olefin complex in Iran with PIDEC as a client. Please tell us whether NIOC, also known as the National Iranian Oil Company, and/or PIDEC, also known as the Petrochemical Industries Design and Engineering Company, were clients during the fiscal year ended September 30, 2014.

RESPONSE

Emerson acquired Chloride in September, 2010.  The Darquin Oil Field project was in 2005, five years before the acquisition.  The Sanul, Varav Home Gas Refinery project took place in 2005-2006, four to five years prior to Emerson’s acquisition of Chloride.   The Khard Olefin project took place in or around 2004, six years prior to Emerson’s acquisition of Chloride.  None of the projects involved the provision of any dual use items.  The brochure has been removed from the Company website.

Neither Emerson nor Emerson subsidiaries had contracts or projects involving either NIOC or PIDEC in fiscal 2014.  Emerson’s subsidiaries reported zero sales to Iran during fiscal 2014.

Exhibit 13
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Mr. Martin James United States Securities and Exchange Commission February 13, 2015	Page 5 of 7

Critical Accounting Policies

Long-Lived Assets, page 12
5.
We see that you have recorded significant impairments to goodwill in each of the last three fiscal years. To ensure that investors are provided with information that allows for an assessment of the probability of a future material impairment charge, please consider providing the following disclosures in future filings for each reporting unit with a material amount of goodwill that is at risk of failing step one of the impairment test:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	A description of the methods and key assumptions used and how the key assumptions were determined;
•
A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33‑8350.

RESPONSE

In future filings, we will continue to consider disclosures for reporting units with a material amount of goodwill at risk of failing step one of the impairment tests.  Please note that disclosures were considered and provided in the past.  For example, in the Company’s fiscal 2013 Annual Report on Form 10-K (Exhibit 13, page 12, under Long-Lived Assets) and in the fiscal 2014 third quarter Form 10-Q (page 7), disclosure was made of goodwill at risk related to the unit that recognized an impairment in the fourth quarter of fiscal 2014.

Item 8. Financial Statements
Note 6. Goodwill and Other Intangibles, page 25
6.	Please revise future filings to show both the gross amount of goodwill and accumulated impairment losses at the beginning and end of the period as required by FASB ASC 35020-50-1(a) and (h).

Mr. Martin James United States Securities and Exchange Commission February 13, 2015	Page 6 of 7

RESPONSE

The gross amount of goodwill and accumulated impairment at the beginning and end of the period will be provided in future filings.  Please note that accumulated goodwill impairment was disclosed at the end of fiscal 2014 (fiscal 2014 Annual Report on Form 10-K, Exhibit 13, page 25, Note 6), the majority of which was incurred in 2014.  The majority of goodwill impairments prior to fiscal 2014 were related to businesses that were divested and therefore no longer included in the accumulated amount at the end of the year.

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The Company acknowledges its responsibility for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Martin James United States Securities and Exchange Commission February 13, 2015	Page 7 of 7

Should you have questions regarding any of the items addressed in this letter, please contact me at (314) 553- 2830 or, in my absence, Emerson’s Executive Vice President and Chief Financial Officer, Frank J. Dellaquila at (314) 553-2217.

Emerson Electric Co.

/s/ Frank L. Steeves
Frank L. Steeves Executive Vice President, Secretary and General Counsel

cc:          Frank J. Dellaquila, Executive Vice President and Chief Financial Officer
Richard J. Schlueter, Vice President, Controller and Chief Accounting Officer